Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the Summoning to Extraordinary Shareholders’ Meeting

SANTIAGO, Chile, November 30, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting on this date, the Board of Directors, in its extraordinary meeting held on this same date, has agreed to summon to an Extraordinary Shareholders’ Meeting (the “Meeting”), on January 19, 2023, at 10:00 a.m., at Avenida Presidente Riesco 5537, 3rd floor, Las Condes, Santiago, which will be held remotely, in order to hear and decide on different matters.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl